RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV 89002

July 8, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Long

Re: RX Safes, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 2, 2014

File No. 333-193800

Dear Mrs. Long:

I write on behalf of RX Safes, Inc., (the “Company”) in response to Staff’s letter of July 8, 2014, by Pamela Long, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed July 2, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Exhibit 23.1

1.                  The consent currently provided only refers to the financial statements as of and for the year ended December 31, 2013. Please arrange with your auditors to provide a consent which refers to all of the financial statement periods which are covered by their report dated April 25, 2014.

In response to this comment, the auditor has provided a new consent which refers to all of the financial statement period which are covered by their report dated April 25, 2014.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Lorraine Yarde

Lorraine Yarde

Enclosure (Acknowledgment by the Company)

RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV 89002

Via EDGAR

July 8, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Pamela Long, Assistant Director

Re: RX Safes, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 2, 2014

File No. 333-193800

Dear Mrs. Long:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated July 8, 2014 by Pamela Long, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RX Safes, Inc.

/s/ Lorraine Yarde

By:	Lorraine Yarde
Chief Executive Officer

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